Special Meeting of Shareholders
Principal Funds, Inc. - LargeCap Blend Fund II
Held April 17, 2015

1.	Approval of a Plan of Acquisition providing for the
reorganization of the LargeCap Blend Fund II (the "Acquired
Fund") into the Principal Capital Appreciation Fund (the
"Acquiring Fund"):

	In Favor	Opposed	Abstain
	39,021,809.391	1,044,927.937	1,653,056.881